[Brookfield Office Properties letterhead]

November 9, 2012

Via Federal Express and EDGAR

Ms. Jessica Barberich
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC 20549

Re:	Brookfield Office Properties Inc. Form 40-F for the year ended December 31, 2011 Filed on March 30, 2012 File No. 001-14916

Dear Ms. Barberich:

Reference is made to (i) the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its October 29, 2012 comment letter and (ii) comment number 8 raised by the Staff of the Commission in its August 21, 2012 comment letter. In my capacity as Chief Financial Officer of Brookfield Office Properties Inc. (the “Company”), I am on behalf of the Company responding to comments (which we have repeated below) raised in the comment letters as follows:

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2011

Consolidated Statements of Income, page 60

1.	We have considered your response to comment 1. In future filings please also disclose the diluted per share measures calculated in accordance with paragraph 58 of IAS 33 and reconcile to your non-IFRS presentation supported by your proposed disclosures to clarify the circumstances under which the presumed conversion is overcome.

Response

The Company acknowledges the Staff comment. In future filings, beginning with the Company’s 40-F for the year ended December 31, 2012, the Company will disclose diluted non-IFRS per share measures calculated based on the presumption that the capital securities – corporate are converted to common shares in accordance with paragraph 58 of IAS 33 and will reconcile the two measures.

2.	We have considered your response to comment 2. Please expand your disclosure in future filings to explain why you believe that your FFO measure is economically similar to NAREIT’s FFO measure, if true. Address the potential differences resulting from using IFRS versus US GAAP; explain why you believe that these are not material and/or have been removed by the adjustments. Please provide us with your proposed disclosure.

Response

The Company proposes to include the following disclosure in future filings, beginning with the 40-F for the year ended December 31, 2012, to explain why its FFO measure is economically similar to NAREIT’s FFO measure and to identify potential differences resulting from using IFRS versus US GAAP:

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported.

3.	August 21, 2012 Comment Letter

We note that on page 11, you indicate net operating income (“NOI”) does not have any standardized meaning prescribed within IFRS. As a result, it is unclear why you have presented it on the face of your statements of income (loss). Please tell us your basis for this presentation. You also present an unnamed subtotal after ‘Investment and other income’ in your statements of income (loss); additionally, tell us your basis for this presentation and why you believe it is meaningful.

October 29, 2012 Comment Letter

We note that you exclude certain costs of an operating nature (i.e., General and administrative expense and Depreciation) from “Commercial property net operating income” on the face of the financial statements. Please amend your 40-F to remove this operating measure or revise it to include all costs of an operating nature. Reference is made to paragraphs 85, 86, and BC 56 of IAS 1. We also note that you have not provided an “analysis” of the expenses included in “Commercial property net operating income” using a classification based on either their nature or their function within your entity as required by paragraph 99 of IAS 1. Furthermore, please note that paragraph 32 of IAS 1 does not allow offset of income and expenses, unless required or permitted by IFRS. Thus, please amend your 40-F to revise your financial statements to separately disclose these expenses on the face of your statements of income.

Response

The Company acknowledges the Staff’s comments on commercial property net income in its letters dated August 21, 2012 and October 29, 2012. In future filings, beginning with its December 31, 2012 financial statements, the Company will revise its presentation of the consolidated statements of income to remove the “Commercial property net operating income” line item. Going forward, the Company will present “Revenues from commercial property operations” and “Direct expenses” followed by a sub-total labeled “Net commercial property income”, which represents the Company’s gross margin. The “Direct expenses” line item will include all direct operating costs, including administration expense and depreciation, which relate to “Net commercial property income”. The remaining general and administrative expenses and depreciation (i.e., those which do not relate to the net commercial property net income) will be included in a line item labeled “Corporate expenses”, consistent with the function to which they relate. The Company further advises that it will include in the notes to the December 31, 2012 financial statements a relevant analysis of the nature of its expenses.

The presentation of “Net commercial property income” the Company is proposing is recommended by the European Public Real Estate Association (“EPRA”) Best Practices Recommendations July 2009 (“EPRA BPR”) which provides financial reporting best practices for IFRS public real estate entities. The EPRA BPR specifically recommends the presentation of a line item generally referred to as Net Rental Income (equivalent to the Company’s proposed presentation of “Net commercial property income” reflecting the specific nature of the Company’s operations) on the face of the income statement. The Company notes that the EPRA BPR objective, as stated in its recommendations document, is to make the financial statements of public real estate companies clearer, more transparent and comparable. The Company believes that not only is the proposed presentation consistent with the objectives of the EPRA BPR recommendations, but that the proposed presentation is the prevalent practice among most IFRS public real estate entities and, accordingly, is a relevant presentation which readers of real estate industry financial statements view as meaningful and comparable. This presentation is also meaningful to senior management and other users as it represents a measure over which those responsible for property level operations have a certain degree of control. Based on the foregoing, the Company believes the presentation of “Net commercial property income” is consistent with the guidance set out in paragraphs 85, 86 and BC 56 of IAS 1 which permits additional line items, headings and subtotals when such presentation is relevant to an understanding of the entity’s financial performance.

The Company acknowledges the Staff’s comment with respect to the sub-total presented after “Interest and other income”. In future filings, beginning with its financial statements for the third quarter of 2012, the Company will revise its presentation of the consolidated statements of income to remove this subtotal.

* * *

The Company, in response to the request contained in the comment letters, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

/s/ Bryan K. Davis
Bryan K. Davis